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FEB 29 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **G.distributors, LLC**

OFFICIAL USE ONLY
155071
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center
(No. and Street)

Rye	**NY**	**10580-1422**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane M. LaPointe **(914) 921-7763**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

G.distributors, LLC
(A Wholly-owned Subsidiary of Distributors Holdings, Inc.)
(SEC I.D. No. 8-68697)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2015 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

STATE OF New York
COUNTY OF Westchester

OATH OR AFFIRMATION

I, Diane M. LaPointe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.distributors, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public


GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5-21-2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.distributors, LLC
(A Wholly-owned Subsidiary of Distributors Holdings, Inc.)

Statement of Financial Condition

December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm 1
Statement of Financial Condition.. 2
Notes to Statement of Financial Condition... 3



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
G.distributors, LLC
Rye, New York

We have audited the accompanying statement of financial condition of G.distributors, LLC (the "Company"), a wholly owned subsidiary of Distributors Holdings Inc., as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of G.distributors, LLC, a wholly owned subsidiary of Distributor Holdings Inc., as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2016

G.distributors, LLC
(A Wholly-owned Subsidiary of Distributors Holdings, Inc.)

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	6,849,305
Distribution fees receivable		3,568,688
Deferred sales commissions		1,132,013
Deferred taxes receivable, net		1,776,876
Goodwill		213,000
Other assets		152,281
Receivables from affiliates		38,888
Fixed assets, net of accumulated depreciation of $11,235		4,807
Total assets	$	13,735,858
Liabilities and member's capital		
Compensation payable	$	1,025,332
Distribution costs payable		3,133,059
Income taxes payable (including payable to GAMCO Investors, Inc. of $663,443)		682,891
Payables to affiliates		32,975
Accrued expenses and other liabilities		376,594
Total liabilities		5,250,851
Member's capital:		
Additional paid-in capital		7,491,380
Retained earnings		993,627
Total member's capital		8,485,007
Total liabilities and member's capital	$	13,735,858

See accompanying notes.

A. Organization and Business Description

G.distributors, LLC (the "Company") (the "Distributor") is a wholly-owned subsidiary of Distributors Holdings, Inc. (the "Parent" or "DHI") effective July 1, 2015, which is a wholly-owned subsidiary of GAMCO Asset Management Inc., which is a wholly-owned subsidiary of GAMCO Investors, Inc. ("GBL"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company's revenues are derived from the distribution of Gabelli, GAMCO, and TETON mutual funds ("Funds" or "Fund") advised by Gabelli Funds, LLC, GAMCO Asset Management Inc. and Teton Advisors, Inc. Gabelli Funds, LLC is a subsidiary of GBL, and Teton Advisors, Inc. is majority-owned by GGCP Holdings LLC, which is also the majority shareholder of GBL.

The Company distributes the Funds pursuant to distribution agreements with each Fund. Under each distribution agreement with a Fund, the Company offers and sells such Fund shares on a continuous basis and pays:

- all of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature,
- advertising and maintaining sales and customer service personnel and sales and services fulfillment systems,
- and payments to the sponsors of third-party distribution programs, financial intermediaries and the Company's sales personnel.

The Company receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 ("12b-1") of the Investment Company Act of 1940 ("Investment Company Act"). The Company is the principal underwriter for the Funds which are distributed in multiple classes of shares of which class A shares carry a front-end sales charge.

A. Organization and Business Description (continued)

Under the distribution plans, the Funds' Class AAA shares (except The Gabelli U.S. Treasury Money Market Fund, Gabelli Capital Asset Fund and The Gabelli ABC Fund) and the Class A and V shares of various Funds pay the Company a distribution or service fee of .25% per year (except the Class A shares of the TETON Westwood Funds and Gabelli Enterprise Mergers & Acquisitions Fund which pay .50% and .45% per year, respectively, and the TETON Westwood Intermediate Bond Fund which pays .35% per year) on the average daily net assets of the Classes. Class C shares have a 12b-1 distribution plan with a service and distribution fee totaling 1%. The Company's distribution agreements with the Funds may continue in effect from year to year only if specifically approved at least annually by (i) each Fund's Board of Directors or Trustees or (ii) each Fund's shareholders and, in either case, the vote of a majority of each Fund's Directors or Trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Investment Company Act. Each Fund may terminate its distribution agreement at any time upon 60 days' written notice by (i) a vote of the majority of its directors or trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. The Company may terminate a distribution agreement without penalty upon 60 days' written notice.

The Company's principal market is in the United States.

B. Significant Accounting Policies

Cash and Cash Equivalents

The Company's investments in an affiliated money market mutual fund meet the criteria to qualify as cash equivalents.

B. Significant Accounting Policies (continued)

Goodwill

Goodwill is initially measured as the excess of the cost of the acquired business over the sum of the amounts assigned to assets acquired less the liabilities assumed. Goodwill is tested for impairment at least annually and whenever certain triggering events are met. In assessing the recoverability of goodwill, the Company performed a qualitative assessment of whether it was more likely than not that an impairment had occurred and concluded that a quantitative analysis was not required. As part of this assessment, it was also determined that there was no risk of failing the quantitative impairment testing step that compares the Company's fair value to its carrying value. No impairment was recorded during 2015.

Deferred Sales Commissions

Sales commissions paid to broker-dealers in connection with the sale of certain classes of shares of the Funds are capitalized and amortized over 1 year, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those Funds and from contingent deferred sales charges received from shareholders of those Funds upon redemption of their shares. Distribution plan payments received from these Funds are recorded in revenue as earned. Contingent deferred sales charges received from redeeming shareholders of these Funds are generally applied to reduce the Company's unamortized deferred sales commission assets. Should the Company lose its ability to recover such sales commissions through distribution plan payments and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows.

The Company evaluates the carrying value of its deferred sales commission asset for impairment at least annually, or more often should events warrant, using a discounted cash flow method. There was no impairment charge in 2015.

Distribution Fees Receivable and Distribution Costs Payable

Distribution plan fees are computed based on average daily net assets of each Fund and accrued for during the period in which they are earned. Distribution costs are accrued as they are incurred, computed based on average daily net assets of each Fund, and paid to the sponsors of third-party distribution programs and financial intermediaries.

Receivables from Affiliates

Receivables from affiliates primarily include distribution costs paid on behalf of GBL.

B. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives of four to five years.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the Statement of Financial Condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense in the period that includes the enactment date of the change in tax rate.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. A valuation allowance would be recorded to reduce the carrying value of deferred tax assets to the amount that is more likely than not to be realized. In making such a determination of whether a valuation allowance is necessary, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that the Company would be able to realize the Company's deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification ("Codification") Topic 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities on the Statement of Financial Condition.

B. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of all financial instruments in the Statement of Financial Condition approximate their fair values.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. The levels of the fair value hierarchy and their applicability to the Company are described below:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 assets include cash equivalents.
- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into and out of any level at their beginning period values.

The valuation process and policies reside with the financial reporting and accounting group which reports to the Co-Chief Accounting Officers of GBL. The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3. There were no Level 2 or 3 financial instruments held by the Company as of and during the year ended December 31, 2015.

B. Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Cash equivalents – Cash equivalents consist of an affiliated money market mutual fund, which is invested solely in U.S. Treasuries. Cash equivalents are valued using the mutual fund's net asset value (NAV) as a practical expedient to measure fair value. Accordingly, cash equivalents are categorized in Level 1 of the fair value hierarchy.

Use of Estimates

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Recent Accounting Developments

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers," which supersedes the revenue recognition requirements in the Accounting Standards Codification ("Codification") Topic 605, Revenue Recognition, and most industry-specific guidance throughout the industry topics of the Codification. The core principle of the new ASU No. 2014-09 is for companies to recognize revenue from the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard provides a five-step approach to be applied to all contracts with customers and also requires expanded disclosures about revenue recognition. The ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods and is to be retrospectively applied. Early adoption is not permitted. The Company is currently evaluating this guidance and the impact it will have on its Statement of Financial Condition.

C. Related Party Transactions

At December 31, 2015, the Company had an investment of $6,849,305 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, LLC, which is an affiliate of the Company. The amount is recorded in cash and cash equivalents in the Statement of Financial Condition.

C. Related Party Transactions (continued)

As the Distributor, the Company incurs certain promotional and distribution costs, which are expensed as incurred, related to the sale of Fund shares, for which it receives a fee from said Fund. The Company has distribution fees receivable from affiliates of $3,568,688 at December 31, 2015. These fees were collected in January 2016.

In 2011, when the majority of the distribution business was sold to the Company by G.research, LLC ("G.research") an affiliated company, the Company entered into a selected dealer and shareholder servicing agreement ("Distribution Agreement") with G.research for the portion of the assets that G.research retained at that time. Pursuant to the Distribution Agreement through June 30, 2015, the Company recorded distribution costs related to certain ongoing client relationships for which G.research was the broker of record. On July 1, 2015, G.research transferred these remaining distribution assets to DHI, and the Company was contributed to DHI (a wholly-owned subsidiary of GAMCO Asset Management Inc.) by its former parent, GAMCO Asset Management Inc. The aforementioned distribution assets were then contributed to the Company by DHI. As a result of the contribution of these distribution assets by DHI, the entire distribution business that was previously part of G.research prior to the 2011 transaction is now held by the Company. As this transaction took place with entities all under common control (GBL subsidiaries on the date of the transaction) the historical basis of the distribution assets of $0 was retained. Further, $234,000 in consideration was paid by DHI, which resulted in a deferred tax asset of $88,227.

Sales commissions paid to broker-dealers in connection with the sale of certain classes of Funds advised by Teton Advisors, Inc. ("Teton") are paid by Teton. The Company pays distribution fees to Teton for those Class A and Class C shares on which Teton has paid these advanced sales commissions. This compensates Teton with the distribution fees revenue stream received by the Company on these shares allowing Teton to recover some or all of its advanced sales commission cost.

The Company receives sales charges as the Distributor of certain Funds advised by Gabelli Funds, LLC and Teton. At December 31, 2015, sales charges and underwriting fees receivable of $36,144 are included in other assets. These fees were collected in January 2016.

The Company pays GBL a management fee equal to 20% of the Company's year-to-date pretax profits before consideration of this fee. The Company also pays or receives from GBL the amount of its portion of GBL's consolidated current tax expense or benefit, respectively.

C. Related Party Transactions (continued)

On December 5, 1997, GBL entered into a fifteen-year lease, originally scheduled to expire on April 30, 2013, of office space at 401 Theodore Fremd Ave, Rye, NY from M4E, LLC, an entity owned by the adult children of the GBL Chairman. On September 15, 2008, GBL modified and extended this lease to December 31, 2023, and on June 11, 2013, GBL further modified and extended this lease to December 31, 2028.

D. Fair Value

The following table presents information about the Company's assets and liabilities by major categories measured at fair value on a recurring basis as of December 31, 2015 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2015

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Cash equivalents	$ 6,849,305	$ -	$ -	$ 6,849,305
Total assets at fair value	$ 6,849,305	$ -	$ -	$ 6,849,305

There were no transfers between any levels during 2015.

E. Retirement Plan

The Company participates in GBL's incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by management of the Company and GBL's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

F. Income Taxes

The Company is a member of a tax sharing agreement in which the Company records a tax provision and generally settles either the benefit or expense with its sole member monthly, but not less than annually. Usually, a single member LLC would not record a tax provision. The Company is included in the consolidated U.S. federal and certain combined state and local income tax returns of GBL and certain state and local income tax returns of the Parent. The Company's federal and certain state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from GBL.

The Company has a net deferred tax asset of $1,776,876 related primarily to the timing differences in connection with the mutual fund distribution business and other timing differences in the recognition of income and expenses for tax and financial reporting purposes. The Company assesses available positive and negative evidence to estimate if it will more-likely-than-not use deferred tax assets including certain tax credits and net operating loss carryovers. Management has determined that sufficient positive evidence exists as of December 31, 2015 to conclude that it is more likely than not that net deferred tax assets of $1,776,876 are realizable, and no valuation allowance is required.

As of December 31, 2015, the Company's gross unrecognized tax benefits which relate to uncertain tax positions were $175,072, of which $113,797, if recognized, would affect the Company's effective tax rate. The Company continues to recognize both interest and penalties with respect to unrecognized tax benefits as income tax expense. The Company had accrued a liability of $13,806 for interest and penalties as of December 31, 2015. These amounts are included in accrued expenses and other liabilities on the Statement of Financial Condition.

As of December 31, 2015, management has not identified any potential subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months. The Company is subject to income tax examination by the Internal Revenue Service for year after 2011 and state examinations for years after 2010.

G. Member's Capital

On March 6, 2015, the Company paid a dividend of $2,000,000 to GAMCO Asset Management Inc., its parent at the time. On December 24, 2015, the Company paid a dividend of $2,000,000 and distributed surplus capital of $2,500,000 to DHI, which was recorded as a return of capital.

H. Guarantees, Contingencies, and Commitments

The Company has entered into arrangements with various third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote. Therefore, an accrual has not been made in the Statement of Financial Condition.

From time to time, the Company may be named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The Statement of Financial Condition includes the necessary provisions for losses that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonably possible, are not considered material to the Company's financial condition.

I. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(1) of that rule which exempts limited businesses (mutual funds and/or variable annuities only). These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company had net capital, as defined, of $1,497,612 exceeding the required amount of $250,000 by $1,247,612 at December 31, 2015. There were no subordinated borrowings at any time during the year ended December 31, 2015.

J. Subsequent Events

The Company has evaluated subsequent events for adjustments to or disclosure in the Company's Statement of Financial Condition through the date of this report, and the Company has not identified any recordable or disclosable events, not otherwise reported in the Statement of Financial Condition or the notes thereto.

G.distributors, LLC

One Corporate Center
Rye, NY 10580-1422
t 800.422.3554
GABELLI.COM

February 26, 2016

To whom it may concern:

In connection with the audit of the accounts of G.distributors, LLC at December 31, 2015, we have enclosed two copies of the following reports:

1)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(CONFIDENTIAL)

2)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Please note that, as designated on the cover, the FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES, YEAR ENDED DECEMBER 31, 2015, are being filed on the confidential treatment basis provided for in amended Rule 17a-5, Section (e), Paragraph 3, of the Securities Exchange Act of 1934.

Very truly yours,

G.distributors, LLC

By 
Diane M. LaPointe

Controller and
Financial and Operations Principal